UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

PolarityTE, Inc.
(Name of Issuer) Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

731094108
(CUSIP Number)

Denver Lough c/o Smith Washburn LLC 8 East Broadway Suite 320 Salt Lake City, UT 84111 801-584-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 4, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	731094108	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Denver Lough
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,936,719(1)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
8,936,719(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,936,719(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☒
(SEE INSTRUCTIONS) See footnote (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.6%(3)
14	TYPE OF REPORTING PERSON
IN

Footnotes to Schedule 13D/A Amendment No. 3 Table

(1)	This figure includes: (i) 7,050,000 shares of common stock; (ii) 1,000,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan; (iii) 400,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan; (iv) 195,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan (v) 105,000 shares of common stock from a restricted share award granted September 20, 2018; and (vi) 200,000 shares of common stock from a restricted share award granted August 26, 2019; and (vii) with consideration of those shares withheld for tax withholding purposes to date which include 13,281 shares. The Reporting Person is currently in dispute with the Issuer related to his share awards which include RSUs (Common Stock) and stock options previously awarded to the Reporting Person during his activities as a Director and Officer of the Company.
(2)	The figure 8,936,719 does not include the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. Addition of the 536,954 irrevocable proxy shares to the Reporting Person’s sole voting power would result in voting power of 9,473,673 shares of the Issuer’s common stock, or 37% of the Issuer’s issued and outstanding shares of common stock
(3)	This calculation is based on 25,824,862 shares of common stock of the Issuer outstanding as of August 2, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the SEC on August 8, 2019.

Item 1.	Security and Issuer.

This Amendment No.3 to Schedule 13D/A (“Schedule 13D”) relates to common stock, $.001 par value per share (the “Common Stock”), of PolarityTE, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at: 123 Wright Brothers Drive, Salt Lake City, UT 84116.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by Denver Lough who is referred to herein as the “Reporting Person.”

(b)	The Reporting Person’s business address is 8 East Broadway Suite 320, Salt Lake City, UT 84111.

(c)	Denver Lough was the Chairman of the Board, President, Chief Executive Officer and Chief R&D Officer of the Issuer until August 26, 2019 but is no longer with the Company/Issuer at this time.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States of America/Utah.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 26, 2019, the Reporting Person was granted a restricted share award covering 200,000 shares of common stock, which were awarded under the Company’s 2019 Equity Incentive Plan. The restricted share award vests in monthly installments for eighteen (18) months beginning on October 1, 2019.

On September 20, 2018, the Reporting Person was granted a restricted share award covering 105,000 shares of common stock and a stock option to acquire 195,000 shares of common stock, which were awarded under the Company’s 2017 Equity Incentive Plan. The restricted share award vests in four equal installments every six months beginning on the date six months following the grant date. On March 20, 2019, 26,250 shares of common stock vested under the restricted share award, of which 8,206 shares were retained by the issuer to cover withholding taxes associated with the vesting of the restricted share award. The aforementioned stock option award vests monthly over twenty-four (24) months.

On March 6, 2018, Reporting Person was granted an irrevocable proxy to vote 797,296 shares of common stock which were held by other stockholders of the Issuer subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. The irrevocable proxy terminates upon assignment or transfer of the underlying shares. As of March 20, 2019, the proxy right has terminated with respect to 260,342 shares, so that 536,954 shares remain subject to the proxy right.

400,000 shares of the Reporting Person’s common stock represent shares issuable pursuant to option grants in November 2017, under the Issuer’s 2017 Equity Incentive Plan. 1,000,000 shares of the Reporting Person’s common stock represent shares issuable pursuant to option grants in November 2016, under the Issuer’s 2017 Equity Incentive Plan. The Awards were granted to the Reporting Person in connection with his appointment and service as an executive officer of the Issuer, and vest monthly over twenty-four (24) months. 7,050,000 shares of the Reporting Person’s common stock were issued following conversion by the Reporting Person of the Issuer’s Series E Convertible Preferred Stock, which shares of Series E Convertible Preferred Stock were issued pursuant to that certain Agreement and Plan of Reorganization, dated December 1, 2016, by and between the Issuer, the Reporting Person, Majesco Acquisition Corp., a Nevada corporation and wholly owned subsidiary of Issuer, and PolarityTE, Inc., a Nevada Corporation, pursuant to which Issuer acquired PolarityTE, Inc., a Nevada Corporation, which was 100% owned by the Reporting Person prior to the merger.

Item 4.	Purpose of Transaction.

All the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer.

(a)           Denver Lough beneficially owns an aggregate of 8,936,719 shares of the Issuer’s common stock, or 34.6% of the Issuer’s issued and outstanding shares of common stock. This calculation is based on 25,824,862 shares of common stock of the Issuer outstanding as of August 2, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the SEC on August 8, 2019. This beneficial ownership represents: (i) 7,050,000 shares of common stock; (ii) 1,000,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan; (iii) 400,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan; (iv) 195,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan (v) 105,000 shares of common stock from a restricted share award granted September 20, 2018; and (vi) 200,000 shares of common stock from a restricted share award granted August 26, 2019; and (vii) with consideration of those shares withheld for tax withholding purposes to date which include 13,281 shares. Not included in this figure are the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. The Reporting Person disclaims any pecuniary interest in the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares.

(b)           Denver Lough may be deemed to hold sole voting power over 8,936,719 shares of the Issuer’s common stock, or 34.6% of the Issuer’s issued and outstanding shares of common stock, sole dispositive power over 8,936,719 shares of common stock (2) and shared voting and dispositive power over 0 shares of common stock. Not included in these figures are the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. The Reporting Person disclaims any pecuniary interest in the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares. Addition of the 536,954 irrevocable proxy shares to the Reporting Person’s solve voting power results in voting power of 9,473,673 shares of the Issuer’s common stock, or 37% of the Issuer’s issued and outstanding shares of common stock

(c)           On August 26, 2019, the Reporting Person was granted a restricted share award covering 200,000 shares of common stock, which were awarded under the Company’s 2019 Equity Incentive Plan. The restricted share award vests in monthly installments for eighteen (18) months beginning on October 1, 2019.

On October 1, 2019, 11,111 shares vested and the Issuer retained 839 shares for tax withholdings. The Reporting Person recognized an insufficient withholding and subsequently contacted the Issuer’s broker in order to correct the withholding error. On October 4, 2019 4,236 shares were retained for appropriate tax withholdings, for a total of 5,075 shares withheld from the 11,111 RSU shares vested.

The Reporting Person is currently in a dispute with the Issuer (The Company) over the RSUs (Common Stock) and stock options previously awarded to the Reporting Person, during his activities as a Director and Officer of the Company.

To date, the Reporting Person has not sold any of the Issuer’s securities provided and/or awarded since the Company’s inception except for the 13,281 shares which were retained by the Issuer for tax withholdings and sold by the Issuer’s broker and subsequently disclosed via public SEC Form-4 filings.

(d)           To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the 8,936,719 shares of common stock for which Reporting Person has sole dispositive power. Reporting Person does not have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the 536,954 shares of common stock which are held by certain other stockholders of the Issuer that granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 6, 2018, Reporting Person was granted an irrevocable proxy to vote 797,296 shares of common stock which were held by other stockholders of the Issuer subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. As of March 20, 2019, the proxy right has terminated with respect to 260,342 shares, so that 536,954 shares remain subject to the proxy right as to the best of the knowledge of Reporting Person at this time.

On August 21, 2019, the Reporting Person was presented with “Settlement Terms” by acting agents of the Issuer (the Company) as to which a handwritten set of terms were presented including:

(i)	Voting Agreement—which states, “Lough agrees that for the period payments are made under paragraph 1, he will not vote his shares against any proposal or matter submitted to the shareholders for approval that is recommended by a majority of the board for approval of the shareholders, or vote his shares for any approval or matter that a majority of the board recommends that the shareholders not approve, except to the extent that the action in question would disproportionally negatively effect Lough.”

(ii)	Lock-up—which states, “In connection with any future financing by Polarity connected with or through an investment banking firm, Lough will sign and deliver any lock-up agreement requested by the investment banking firm that is the same lock-up agreement signed and delivered by the other directors of Polarity. There will otherwise be no restraint on Lough’s ability to leverage, margin, or loan his shares.”

(iii)	Shareholder Rights Plan—which states, “Under any shareholder rights plan Lough will not be subject to any triggering event that is different from its application to any other shareholders. To the extent that any additional shares are issued, Lough will receive equal rights on a pro-rata basis.”

As previously stated, the Reporting Person is currently in dispute with the Issuer over the RSUs (Common Stock) and stock options awarded to the Reporting Person during his activities as a Director and Officer of the Company. Efforts to amicably resolve this dispute are ongoing.

The Reporting Person also understands that the Issuer is in the process of registering and removing any restrictions on the prior shares awarded to him, which are herein referenced within this Schedule 13D/A (Amendment #3).

Except as disclosed herein, the Reporting Person is not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit No. 99.1	Reporting Person’s SC 13D (Initial Schedule 13D) February 14, 2018 (Incorporated by Reference)

Exhibit No. 99.2	Reporting Person’s SC 13D/A (Amendment No. 1) March 19, 2018 (Incorporated by Reference)

Exhibit No. 99.3	Reporting Person’s SC 13D/A (Amendment No. 2) March 21, 2019 (Incorporated by Reference)

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 10/15/2019

	By:	/s/
	Name	Denver Lough
	Title	Individual